Exhibit 3.1

CERTIFICATE OF

FIFTH AMENDMENT

TO

BYLAWS

OF

SKECHERS U.S.A., INC.,

a Delaware corporation

Article VI, Section 6.1 of the Bylaws of Skechers U.S.A. Inc., a Delaware corporation (the “Corporation”), was amended, effective as of December 18, 2024, by the Board of Directors of the Corporation at a meeting held, pursuant to notice duly given, on December 18, 2024, to read in its entirety, as follows:

Section 6.1 Certificates Evidencing Shares.

(A) The shares of the Corporation may be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation.

(B) Every owner of shares of stock of the Corporation, upon written request to the transfer agent or registrar of the Corporation, shall be entitled to a physical certificate representing the number and class of shares of stock of the Corporation owned by such owner, which certificate shall be in such form as may be prescribed by law and by the Board of Directors. Certificates shall be issued in consecutive order and shall be numbered in the order of their issue, and shall be signed in a manner that complies with Section 158 of the DGCL. Any or all signatures on such certificate may be a facsimile or pdf.

This Certificate of Fifth Amendment to Bylaws shall be effective as of this 18th day of December, 2024.

/s/ Philip Paccione
Philip Paccione, Secretary